

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
390 Greenwich Street
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Securities Inc.**
> **Registration Statement on Form SF-3**
> **Filed February 14, 2022**
> **File No. 333-262701**

Dear Mr. Simpson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. We note your use of LIBOR-based disclosure throughout the form of prospectus when discussing interest rates for floating-rate notes and swap contracts. In light of the forthcoming cessation of all remaining LIBOR indices, please explain to us whether you intend to use LIBOR as a basis for any floating-rate notes or swap contracts and why this is appropriate. If you do not to intend to use LIBOR as a benchmark, please revise your disclosure throughout the prospectus either to identify the benchmark index you plan to use, if known, or to provide appropriate placeholders for a generic benchmark other than LIBOR. Please also include any appropriate risk factors regarding the use of a new benchmark and any other relevant risk factors related to LIBOR transition efforts. See, generally, Staff Statement on LIBOR Transition—Key Considerations for Market

Participants (Dec. 7, 2021).

Form of Prospectus
Risk Factors, page 58

2.   To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these specific risks. See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).

U.S. Credit Risk Retention
Qualifying CRE Loans, page 257

3.   Your disclosure refers to certain credit risk retention requirements under "Regulation RR of the Securities Act." Please revise your disclosure here and elsewhere in the form of prospectus to reflect that Regulation RR is promulgated under the Securities Exchange Act.

4.   The disclosure in this section appears duplicative of the section also entitled "Qualifying CRE Loans" beginning on page 269. Please revise to delete one of the sections, as applicable.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-4

5.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 if you have any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Structured Finance